FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release (China Medical Technologies Adjusts Conversion Rates of its US$150 Million Convertible Notes and US$276 Million Convertible Notes)	4
Exhibit 99.2 - Press Release (China Medical Technologies Files its Annual Report on Form 20-F containing its Audited Consolidated Financial Statements for the Fiscal Year Ended March 31, 2009 with the SEC)	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: October 2, 2009

Exhibit 99.1

China Medical Technologies Adjusts Conversion Rates of its US$150 Million

Convertible Notes and US$276 Million Convertible Notes

Beijing, September 30, 2009 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced adjustments to conversion rates of the Company’s US$150 million outstanding 3.5% Convertible Senior Subordinated Notes due November 2011 (the “US$150 million Convertible Notes”) and the Company’s US$276 million outstanding 4.0% Convertible Senior Notes due August 2013 (the “US$276 million Convertible Notes”).

The adjustments are required, in accordance with the terms of the respective indentures governing the US$150 million Convertible Notes and US$276 million Convertible Notes, as a result of the Company’s declaration of cash dividend of US$0.055 per ordinary share, equivalent to US$0.55 per ADS for the fiscal year ended March 31, 2009.

US$150 million Convertible Notes

Conversion rate of the US$150 million Convertible Notes is adjusted from 31.7378 American Depositary Shares (“ADSs”) to 32.8322 ADSs for each US$1,000 original principal amount of the US$150 million Convertible Notes with reference to the closing market price of the Company’s ADSs on September 29, 2009. The resulting conversion price for the US$150 million Convertible Notes is reduced from US$31.51 to US$30.46. Assuming full conversion of the US$150 million Convertible Notes, additional 1,641,600 ordinary shares, equivalent to 164,160 ADSs will be issued by the Company as a result of the adjustment to conversion rate. The adjustment became effective immediately prior to the opening of business on September 30, 2009.

US$276 million Convertible Notes

Conversion rate of the US$276 million Convertible Notes is adjusted from 17.0068 ADSs to 17.5899 ADSs for each US$1,000 original principal amount of the US$276 million Convertible Notes with reference to the average closing market price of the Company’s ADSs over a 10 consecutive trading day period from September 14, 2009 to September 25, 2009. The resulting conversion price for the US$276 million Convertible Notes is reduced from US$58.80 to US$56.85. Assuming full conversion of the US$276 million Convertible Notes, additional 1,609,360 ordinary shares, equivalent to 160,936 ADSs will be issued by the Company as a result of the adjustment to conversion rate. The adjustment became effective immediately prior to the opening of business on September 28, 2009.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Contact

Winnie Yam

Tel: +852-2511-9808

Email: IR@chinameditech.com

Exhibit 99.2

China Medical Technologies Files its Annual Report on Form 20-F Containing its Audited

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2009 with the SEC

Beijing, September 30, 2009 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced the filing of its annual report on Form 20-F for the fiscal year ended March 31, 2009 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report, which contains its consolidated financial statements for the fiscal year ended March 31, 2009 audited by its new independent auditors, PricewaterhouseCoopers, and comparative consolidated financial statements for the fiscal year ended March 31, 2008 audited by its former independent auditors, KPMG, can be accessed on the Company’s investor relations website at http://ir.chinameditech.com. Shareholders can receive a hard copy of the annual report free of charge by sending a request to IR@chinameditech.com.

The Company has recently made the following adjustments on its previously reported unaudited quarterly and annual condensed consolidated statements of income which are setout below:

Reclassification of expenses

Reclassification of sales and marketing expenses related to the costs of free ECLIA analyzers to cost of revenues

The Company considered that it was more appropriate to record the costs of ECLIA analyzers provided free of charge to the Company’s customers starting from April 2008 in the cost of revenues rather than sales and marketing expenses. The reclassification of the expenses to cost of revenues covered the respective unaudited quarterly consolidated income statement for the quarters ended June 30, 2008, September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009 and the unaudited annual consolidated income statement for the fiscal year ended March 31, 2009.

Reclassification of foreign exchange gain (loss) from general and administrative expenses to other income (expense)

The Company reclassified the foreign exchange gain (loss) from general and administrative expenses to other income (expense). The reclassification of the gain (loss) to other income (expense) covered the respective unaudited quarterly consolidated income statement for the quarters ended June 30, 2008, September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009 and the unaudited annual consolidated income statement for the fiscal year ended March 31, 2009.

Recognition of the full gain on the sale of the HIFU Business

The Company recently received a letter from Chengxuan International Ltd. (“Chengxuan”), a major shareholder of the Company which is controlled and owned by the Company’s Chairman and Chief Executive Officer, Mr. Xiaodong Wu. The letter notified the Company that Chengxuan withdrew its claim of compensation of approximately US$15.5 million against the Company for the events subsequent to the purchase of the HIFU Business from the Company. As such, the Company considered that the previous deferral of the gain of approximately US$15.5 million on the sale of the HIFU Business has become unnecessary and has recorded the full gain on the sale in the unaudited quarterly consolidated income statement for the quarter ended December 31, 2008 and the unaudited annual consolidated income statement for the fiscal year ended March 31, 2009.

The respective unaudited quarterly and annual condensed consolidated statements of income have been adjusted and included in this press release.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Contact

Winnie Yam

Tel: +852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2008	Adjustments	June 30, 2008
	RMB’000 As previously reported on September 1, 2009 (1)	RMB’000	RMB’000 As adjusted

Revenues	162,052		162,052
Cost of revenues (2)	(51,270)	(3,444)	(54,714)

Gross profit	110,782		107,338
Operating expenses:
Research and development	(6,138)		(6,138)
Sales and marketing (2)	(11,285)	3,444	(7,841)
General and administrative (3)	(24,780)	2,755	(22,025)

Total operating expenses	(42,203)		(36,004)

Operating income	68,579		71,334
Interest income	3,997		3,997
Interest expense – convertible notes	(16,285)		(16,285)
Interest expense – amortization of convertible notes issuance costs	(1,585)		(1,585)
Interest expense – other	(1,145)		(1,145)
Other expense (3)	-	(2,755)	(2,755)

Income before income taxes	53,561		53,561
Income tax expense	(12,561)		(12,561)

Income from continuing operations	41,000		41,000
Income from discontinued operation, net	32,377		32,377

Net income	73,377	-	73,377

Notes:

(1)	As a result of the adoption of FSP APB14-1 effective April 2009, the Company adjusted interest expense for convertible notes in the unaudited condensed consolidated statement of income for the three months ended June 30, 2008 retrospectively in accordance with U.S. GAAP.

(2)	The Company reclassified the costs of free ECLIA analyzers from sales and marketing expenses to cost of revenues.

(3)	The Company reclassified the foreign exchange loss from general and administrative expenses to other expense.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30, 2008	Adjustments	September 30, 2008
	RMB’000	RMB’000	RMB’000
	As previously reported		As adjusted

Revenues	193,967		193,967
Cost of revenues (1)	(52,043)	(5,265)	(57,308)

Gross profit	141,924		136,659
Operating expenses:
Research and development	(6,338)		(6,338)
Sales and marketing (1)	(16,515)	5,265	(11,250)
General and administrative (2)	(26,859)	1,387	(25,472)

Total operating expenses	(49,712)		(43,060)

Operating income	92,212		93,599
Interest income	10,301		10,301
Interest expense – convertible notes	(18,410)		(18,410)
Interest expense – amortization of convertible notes issuance costs	(3,235)		(3,235)
Interest expense – other	(1,145)		(1,145)
Other expense (2)	-	(1,387)	(1,387)

Income before income taxes	79,723		79,723
Income tax expense	(14,423)		(14,423)

Income from continuing operations	65,300		65,300
Income from discontinued operation, net	52,432		52,432

Net income	117,732	-	117,732

Notes:

(1)	The Company reclassified the costs of free ECLIA analyzers from sales and marketing expenses to cost of revenues.

(2)	The Company reclassified the foreign exchange loss from general and administrative expenses to other expense.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	December 31, 2008	Adjustments	December 31, 2008
	RMB’000	RMB’000	RMB’000
	As previously reported		As adjusted

Revenues	225,296		225,296
Cost of revenues (1)	(55,818)	(2,897)	(58,715)

Gross profit	169,478		166,581
Operating expenses:
Research and development	(8,304)		(8,304)
Acquired in-process research and development	(244,872)		(244,872)
Sales and marketing (1)	(14,565)	2,897	(11,668)
General and administrative (2) (3)	(38,115)	8,554	(29,561)
Amortization of SPR intangible assets (2)	-	(9,132)	(9,132)

Total operating expenses	(305,856)		(303,537)

Operating loss	(136,378)		(136,956)
Interest income	12,448		12,448
Interest expense – convertible notes	(27,856)		(27,856)
Interest expense – amortization of convertible notes issuance costs	(4,652)		(4,652)
Interest expense – other	(1,165)		(1,165)
Other income (3)	-	578	578

Loss before income taxes	(157,603)		(157,603)
Income tax expense	(13,915)		(13,915)

Loss from continuing operations	(171,518)		(171,518)
Income from and gain on sale of discontinued operation, net (4)	173,422	106,178	279,600

Net income	1,904	106,178	108,082

Notes:

(1)	The Company reclassified the costs of free ECLIA analyzers from sales and marketing expenses to cost of revenues.

(2)	The Company disclosed the amortization of SPR intangible assets separately from general and administrative expenses.

(3)	The Company reclassified the foreign exchange gain from general and administrative expenses to other income.

(4)	The Company recorded the full gain on the sale of the HIFU Business.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	March 31, 2009	Adjustments	March 31, 2009
	RMB’000	RMB’000	RMB’000
	As previously reported		As adjusted

Revenues	248,635		248,635
Cost of revenues (1)	(60,206)	(1,628)	(61,834)

Gross profit	188,429		186,801
Operating expenses:
Research and development	(10,670)		(10,670)
Sales and marketing (1)	(13,591)	1,628	(11,963)
General and administrative (2) (3)	(48,085)	27,547	(20,538)
Amortization of SPR intangible assets (2)	-	(27,379)	(27,379)

Total operating expenses	(72,346)		(70,550)

Operating income	116,083		116,251
Interest income	5,608		5,608
Interest expense – convertible notes	(27,840)		(27,840)
Interest expense – amortization of convertible notes issuance costs	(4,649)		(4,649)
Interest expense – other	(785)		(785)
Other expense (3)	-	(168)	(168)

Income before income taxes	88,417		88,417
Income tax expense	(32,143)		(32,143)

Income from continuing operations	56,274		56,274
Income from discontinued operation, net	-		-

Net income	56,274	-	56,274

Notes:

(1)	The Company reclassified the costs of free ECLIA analyzers from sales and marketing expenses to cost of revenues.

(2)	The Company disclosed the amortization of SPR intangible assets separately from general and administrative expenses.

(3)	The Company reclassified the foreign exchange loss from general and administrative expenses to other expense.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2009	Adjustments	June 30, 2009
	RMB’000	RMB’000	RMB’000
	As previously reported		As adjusted

Revenues	208,957		208,957
Cost of revenues (1)	(52,872)	(2,541)	(55,413)

Gross profit	156,085		153,544
Operating expenses:
Research and development	(11,703)		(11,703)
Sales and marketing (1)	(13,411)	2,541	(10,870)
General and administrative (2) (3)	(74,366)	27,412	(46,954)
Amortization of SPR intangible assets (2)	-	(27,352)	(27,352)

Total operating expenses	(99,480)		(96,879)

Operating income	56,605		56,665
Interest income	2,773		2,773
Interest expense – convertible notes	(35,432)		(35,432)
Interest expense – amortization of convertible notes issuance costs	(4,380)		(4,380)
Other income, net (3)	300	(60)	240

Income before income taxes	19,866		19,866
Income tax expense	(16,919)		(16,919)

Income from continuing operations	2,947		2,947
Income from discontinued operation, net	-		-

Net income	2,947	-	2,947

Notes:

(1)	The Company reclassified the costs of free ECLIA analyzers from sales and marketing expenses to cost of revenues.

(2)	The Company disclosed the amortization of SPR intangible assets separately from general and administrative expenses.

(3)	The Company reclassified the foreign exchange loss from general and administrative expenses to other income, net.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Year Ended
	March 31, 2009	Adjustments	March 31, 2009
	RMB’000	RMB’000	RMB’000
	As previously reported		As adjusted

Revenues	829,950		829,950
Cost of revenues (1)	(219,337)	(13,234)	(232,571)

Gross profit	610,613		597,379
Operating expenses:
Research and development	(31,450)		(31,450)
Acquired in-process research and development	(244,872)		(244,872)
Sales and marketing (1)	(55,956)	13,234	(42,722)
General and administrative (2) (3)	(137,839)	40,243	(97,596)
Amortization of SPR intangible assets (2)	-	(36,511)	(36,511)

Total operating expenses	(470,117)		(453,151)

Operating income	140,496		144,228
Interest income	32,354		32,354
Interest expense – convertible notes	(83,238)		(83,238)
Interest expense – amortization of convertible notes issuance costs	(14,387)		(14,387)
Interest expense – other	(4,240)		(4,240)
Other expense, net (3)	-	(3,732)	(3,732)

Income before income taxes	70,985		70,985
Income tax expense	(73,042)		(73,042)

Loss from continuing operations	(2,057)		(2,057)
Income from and gain on sale of discontinued operation, net (4)	258,231	106,178	364,409

Net income	256,174	106,178	362,352

Notes:

(1)	The Company reclassified the costs of free ECLIA analyzers from sales and marketing expenses to cost of revenues.

(2)	The Company disclosed the amortization of SPR intangible assets separately from general and administrative expenses.

(3)	The Company reclassified the foreign exchange loss, net from general and administrative expenses to other expense, net.

(4)	The Company recorded the full gain on the sale of the HIFU Business.